DEATH BENEFIT GUARANTEE RIDER

This rider is part of Your policy. All policy definitions, provisions, and exceptions apply to this rider unless changed by this rider. The Effective Date of this rider is the same as the Policy Date unless another date is shown on the current Data Pages. There is no charge to purchase this rider however sufficient premiums are required to be paid in order for the rider provisions to apply.

DEATH BENEFIT GUARANTEE

If You meet the death benefit guarantee premium requirement described below, Your policy will not enter a grace period even if Your Net Policy Value is not sufficient to cover the Monthly Policy Charge on a Monthly Date.

DEATH BENEFIT GUARANTEE PREMIUM REQUIREMENT

The death benefit guarantee premium requirement on each Monthly Date is met if A is equal to or greater than B where:
A.is the sum of all premiums paid on the policy less any partial surrenders and any Loan Indebtedness; and
B.is the sum of the Death Benefit Guarantee Monthly Premiums from the Policy Date to the most recent Monthly Date.

For any month the Monthly Policy Charge is being waived, the Death Benefit Guarantee Monthly Premium is considered to be zero.

The current Death Benefit Guarantee Monthly Premium is shown on the current Data Pages.

Negative account values and unpaid charges will not accumulate as long as the required death benefit guarantee premium is paid.

CHANGES THAT AFFECT THE DEATH BENEFIT GUARANTEE PREMIUM

Your Death Benefit Guarantee Monthly Premium may change if:
1.Your Total Face Amount is increased or decreased;
2.a rider is added to or deleted from the policy; or
3.an adjustment is made to Your policy.

If Your Death Benefit Guarantee Monthly Premium changes, We will send You new Data Pages which reflect the change. Also, as a result of a change, an additional premium may be required on the date of change in order to meet the new death benefit guarantee premium requirement.

PREMIUM NOTICE

If, on any Monthly Date, the death benefit guarantee premium requirement is not met, We will send You a notice of the premium required to maintain the guarantee. Even if the death benefit guarantee terminates, the policy may remain in force. You may have to pay an additional lump sum premium payment to keep the policy in force after the death benefit guarantee terminates.

TERMINATION

This rider terminates on the first of:
1.termination or maturity of Your policy;
2.the date a Supplemental Benefit Rider is added to Your policy;
3.the Expiration Date of this rider shown on the current Data Pages; or
4.Our receipt of Your Notice to cancel this rider. The cancellation will be effective on the Monthly Date on or next following the date We receive the request. We may require that You send Your policy to Our office to record the cancellation.

REINSTATEMENT

If this rider terminates, it may not be reinstated.

/s/ Daniel J. Houston
Chairman, President and CEO

Principal Life Insurance Company
Des Moines, Iowa 50392-0001